UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
        Amendment 1 Filing

(Name of Issuer)
        Memberworks Incorporated

(Title of Class of Securities)
        Common Stock

(Cusip Number)
        586002107

(Date of Event Which Requires Filing of this Statement)
        Sep-03

Check   the appropriate box to designate the rule pursuant to which this
        Schedule is Filed:
        [ x  ] Rule 13d-1(b)
        [    ] Rule 13d-1(c)
        [    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Cusip Number
 586002107


1.      Name of Reporting Persons.
I.R.S.  identification Nos. of above persons (entities only)
        Strong Capital Management, Inc. 39-1213042

2.      Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.      SEC Use Only

4.      Citizenship or Place of Organization Wisconsin

Number of shares beneficially owned by each reporting person with:

5. Sole Voting Power
        0

6. Shared Voting Power
        1,373,737

7. Sole Dispositive Power
        0

8. Shared Dispositive Power
        1,425,697

9.      Aggregate Amount Beneficially Owned by Each Reporting Person
        1,425,697


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
        N/A

11.     Percent of Class Represented by Amount in Row (9)    12.2%

12.     Type of Reporting Person (See Instructions)    IA


Cusip Number
 586002107


1.      Name of Reporting Persons.
I.R.S.  identification Nos. of above persons (entities only) Richard S. Strong

2.      Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.      SEC Use Only

4.      Citizenship or Place of Organization U.S.A.

Number of shares beneficially owned by each reporting person with:

5. Sole Voting Power
        0

6. Shared Voting Power
        1,373,737

7. Sole Dispositive Power
        0

8. Shared Dispositive Power
        1,425,697

9.      Aggregate Amount Beneficially Owned by Each Reporting Person
        1,425,697

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
        N/A

11.     Percent of Class Represented by Amount in Row (9)   12.2%

12.     Type of Reporting Person (See Instructions)   IN


Item    1(a).  The name of the issuer is:
        Memberworks Incorporated

Item    1(b).  The principal executive office of the issuer is:
        9 West Broad Street Stamford, Connecticut 06901

Item    2(a).  The names of the persons filing this statement are:
        Strong Capital Management, Inc. and Richard S. Strong

Item 2(b). The Principal business office of Strong Capital Management, Inc. and Richard S. Strong is:
        100 Heritage Reserve, Menomonee Falls, WI  53051

Item    2(c). See Item 4 of the cover sheet for each Filer.

Item 2(d). This Statement relates to shares of the common stock of the Issuer (the "Stock")

Item    2(e).  The CUSIP number of the Stock is:       586002107


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a).    [ ] Broker or dealer registered under section 15 of the Act
        (15 U.S.C. 78o).

(b).    [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c ). [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d). [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e). [ x ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

(f). [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(G).

(g). [ x ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

(h). [ ] A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i). [ ] A church plan that is excluded from the definition of an investment company under section 3(c )(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j).   [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership*

See Items 5-9 and 11 on the cover page for each filer.

Item 5.  Ownership of five percent or less of a Class
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than five percent on behalf of another person. Strong Capital Management, Inc. is a registered investment advisor whose clients, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Stock. Richard S. Strong is the Chairman of the Board of Strong Capital Management, Inc. No Individual client's holdings of the Stock are more than five percent of the outstanding stock.

        Harbour Holdings LTD, advised by Flint Prairie LLC which is a subsidiary of Strong Capital Management, Inc., owns 713,211 shares or 6.2%. The remaining ownership in this filing is owned by various other accounts for which Strong Capital Management, Inc. acts as the investment advisor.

Item 7. Identification and Classification of the Subsidiary which acquired the security being reported on by the parent holding company:
        Not Applicable

Item 8. Identification and Classification of Members of the Group:
        Not Applicable

Item 9. Notice of Dissolution of Group:
        Not Applicable

Item 10. Certification
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to about were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act"), as amended, the undersigned hereby agree to this joint filing on
Schedule 13G (including amendments thereto). Susan A. Hollister serves as authorized representative on behalf of Strong Capital Management, Inc., and with respect to the Schedules 13G filed by Richard S. Strong with Strong Capital Management, Inc. pursuant to Rule 13d-1(b)(i)(G) under the Act, serves as authorized representative to Richard S. Strong, with power of attorney.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 6th day of February, 2003.

STRONG CAPITAL MANAGEMENT, INC.

                By:   /s/ Susan A. Hollister
                Susan A. Hollister
                Assistant Executive Vice President
                Strong Capital Management, Inc.

                RICHARD S. STRONG

                By:  /s/  Susan A. Hollister
                Susan A. Hollister
                Authorized Representative
                Pursuant to Power of Attorney*

                * Filed as Exhibit B to Schedule 13G filed by the Reporting Persons on February 6th, 2003, with respect to the common stock of Calgon Carbon Corporation.


SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                Dated:           October 7, 2003

                Strong Capital Management, Inc.

                By: /s/ Susan A. Hollister
                Susan A. Hollister
                Assistant Executive Vice President

                Richard S. Strong

                By: /s/ Susan A. Hollister
                Susan A. Hollister
                Authorized Representative
                Pursuant to Power of Attorney*

                * Filed as Exhibit B to Schedule 13G filed by the Reporting Persons on February 6th, 2003, with respect to the common stock of Calgon Carbon Corporation.